File No. 812-14249

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) granting exemptions from Sections 18(a) AND 61(a) of the 1940 Act

STELLUS CAPITAL INVESTMENT
CORPORATION, STELLUS CAPITAL SBIC LP STELLUS CAPITAL SBIC GP, LLC
STELLUS CAPITAL MANAGEMENT, LLC

4400 Post Oak Parkway, Suite 2200

Houston, TX 77027

(713) 292-5400

All Communications, Notices and Orders to:

Robert T. Ladd

Stellus Capital Investment Corporation

Chief Executive Officer and President

4400 Post Oak Parkway, Suite 2200

Houston, TX 77027

(713) 292-5400

Copies to:

Steven B. Boehm, Esq. Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, N.W.
Washington, D.C. 20001

April 1, 2014

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

STELLUS CAPITAL INVESTMENT

CORPORATION,

STELLUS CAPITAL SBIC LP

STELLUS CAPITAL SBIC GP, LLC

STELLUS CAPITAL MANAGEMENT, LLC

4400 Post Oak Parkway, Suite 2200

Houston, TX 77027

(713) 292-5400

File No. 812-14249

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 Act”) granting exemptions from Sections 18(a) AND 61(a) of the 1940 Act

Stellus Capital Investment Corporation, a Maryland corporation (the “Company”), Stellus Capital SBIC LP, a Delaware Limited Partnership (“Stellus SBIC”), Stellus Capital SBIC GP, LLC, a Delaware Limited Liability Company, (“General Partner”), and Stellus Capital Management, LLC, a Delaware limited liability company (the “Adviser”), (collectively the “Applicants”), respectfully request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 granting exemptions from Sections 18(a) and 61(a) thereunder. The relief requested in this application (the “Application”) would permit the Company to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to a small business investment company (“SBIC”) owned by the Company as a subsidiary (“Stellus SBIC”) and any other direct or indirect wholly-owned subsidiary of the Company (each, a “Subsidiary” and, collectively, the “Subsidiaries”) that is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBA Act”) as an SBIC and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each, an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”).

1 Unless otherwise indicated, all section references herein are to the 1940 Act.

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All existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.

I.	STATEMENT OF FACTS AND BACKGROUND

A. The Company

The Company was organized as a corporation under the General Corporate Laws of the State of Maryland on May 18, 2012 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.2 In connection with its initial public offering of common stock (the “IPO”), on September 28, 2012, the Company filed a registration statement on Form N-2 under the Securities Act of 1933, as amended, which became effective on November 7, 2012. On November 7, 2012, the Company filed a notice under Form N-54A to be subject to Sections 55 through 65 of the 1940 Act and a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and completed its IPO. Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. The Company’s common stock is listed on the New York Stock Exchange under the symbol “SCM.” The Company’s principal place of business is 4400 Post Oak Parkway, Suite 2200, Houston, TX 77027.

2 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

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The Company has elected to be treated for tax purposes as a regulated investment company under the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future.

The Company’s investment objective is to maximize total return to its stockholders in the form of current income and capital appreciation by primarily investing in private middle-market companies (typically with $5 million to $50 million of EBITDA3) through first lien, second lien, unitranche and mezzanine debt financing and corresponding equity investments. Investment decisions for the Company are made by the Adviser in accordance with the policies approved by the board of directors of the Company (the “Board”). The Company has a seven-member board of directors, of which four members are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”).

As of December 31, 2013, the Company’s investment portfolio consisted of outstanding loans including senior secured first and second lien loans and unsecured debt with a fair value of approximately $273.1 million, as well as equity investments of approximately $4.4 million at fair value.

B. The Adviser

The Adviser was organized as a limited liability company under the laws of the state of Delaware and is privately held. The Adviser is registered as an investment adviser with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended.

3 Earnings before interest, taxes, depreciation and amortization.

3

The Adviser serves as investment adviser to the Company pursuant to an investment advisory agreement. The Adviser is subject to the overall supervision of the Board. The Adviser manages the Company’s investment activities and is responsible for analyzing investment opportunities, conducting research and performing due diligence on potential investments, negotiating and structuring investments, originating prospective investments and monitoring the Company’s investments and portfolio companies on an ongoing basis.

C. The Transaction

The Company directly or indirectly owns all of the limited partnership interests in Stellus SBIC and is the sole member of the General Partner.

Stellus SBIC was organized as a limited partnership under the laws of the state of Delaware on June 14, 2013. In May 2013, the SBA issued Stellus SBIC a “green light” letter to continue the application process to obtain an SBIC license. Both Stellus SBIC and the General Partner were formed subsequent to the SBA’s issuance of the “green light” letter. Ordinarily, an SBIC license will issue within six months of a “green light” letter. The General Partner serves as the general partner of Stellus SBIC. The investment and exit decisions, day-to-day investment activities and underlying assets of Stellus SBIC will be managed by the General Partner. Stellus SBIC is not registered under the 1940 Act as it relies on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act.

Stellus SBIC’s investment objective is to maximize the total return to its stakeholders in the form of current income and capital appreciation by generating attractive returns for investors through a highly diversified portfolio across companies, industries, and investment types in middle-market companies.

4

The General Partner was organized as a limited liability company under the laws of the state of Delaware on June 14, 2013. The General Partner is the sole general partner of Stellus SBIC. The General Partner may serve as the general partner of future SBIC Subsidiaries. The right, power and authority, to manage, operate and control the business and affairs of the General Partner is vested in the managers, which are chosen by the Company as the sole member of the General Partner. All material decisions4 to be made by managers can be made only by a unanimous vote of the managers.

Due in part to the increase in the maximum amount of SBIC leverage available to associated5 SBIC funds pursuant to the American Recovery and Reinvestment Act of 2009, the Company may form a second SBIC Subsidiary to fully utilize available funding. Additionally, if future legislation or SBA regulations increase the current $225 million funding limit for two or more SBICs under common control, it may again be necessary or advisable to establish more than two SBIC Subsidiaries to fully utilize available funding. Applicants seek for this Order’s exemptive relief to extend to additional SBIC Subsidiaries so that they may rely on the Order in the future without requiring additional exemptive relief. Further, Applicants may seek additional SBIC licenses for future Subsidiaries after the SBIC license of a current SBIC Subsidiary expires. Each SBIC Subsidiary has an initial ten-year life (with provision for the general partner of each SBIC Subsidiary to extend the life of such SBIC Subsidiary for one or more additional years in the event that all of such SBIC Subsidiary’s investments have not been exited by the end of the tenth year). Applicants do not currently anticipate any of the SBIC Subsidiaries operating without SBA funding or guarantees.

As an SBIC, each SBIC Subsidiary will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, each SBIC Subsidiary will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average net income after federal taxes not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

4 According to the LLC Agreement of the General Partner, a material decision involves any decision related to changes to the LLC Agreement or the members of the General Partner, any purchase or other acquisition, any sale, transfer or other disposition of an investment by the General Partner or the Company, or any decision out of the ordinary course of business.

5 The SBA defines “associate” as “any Person that directly or indirectly Controls, or is Controlled by, or under Common Control with, a licensee.” 13 C.F.R § 120.10 (2013).

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II.	requested relief

A. Sections 6(c) and 18

1.             Section 6(c). Section 6(c) authorizes the Commission to exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.             Section 18. Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that section. “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A), senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale. Section 61(a) applies Section 18 to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent. Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBA Act. However, companies operating under the SBA Act, such as Stellus SBIC (and any other SBIC Subsidiary), are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA. Stellus SBIC intends to be (and any other SBIC Subsidiary would be) regulated by the SBA and will operate under the SBA Act once its SBIC license is granted. There is no difference in the SBA’s regulation of Stellus SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

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B. Need for Relief

The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof. Since Stellus SBIC and other SBIC Subsidiaries would be Subsidiaries of the Company, the Company may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis because the Company may be deemed to be an indirect issuer of any class of senior security issued by Stellus SBIC or another SBIC Subsidiary. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by the Company itself, by Stellus SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, Stellus SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

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C. Requested Order

Solely for the purposes of the requested relief, the Company seeks to treat Stellus SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, the Company respectfully requests an Order pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio. Because the SBIC Subsidiary would be entitled to rely on Section 18(k) if it were a BDC, there is no policy reason to deny the benefit of that exemption to the Company. The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders previously issued by the Commission pursuant to, and satisfies the standards set forth in, Section 6(c) of the 1940 Act. 6

III.	CONDITIONS OF EXEMPTIVE ORDER

Applicants agree that the requested Order will be subject to the following condition:

1.     The Company shall not issue or sell any senior security and the Company shall not cause or permit Stellus SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, Stellus SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that, immediately after the issuance or sale by any of the Company, Stellus SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) of the 1940 Act (as modified by Section 61(a)). In determining whether the Company has the asset coverage on a consolidated basis required by Section 18(a) of the 1940 Act (as modified by Section 61(a)), any senior securities representing indebtedness of Stellus SBIC or another SBIC Subsidiary if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

6See, e.g., In the Matter of OFS Capital Corporation, et al., Investment Company Release Act Nos. 30771 (Oct. 30, 2013) (notice) and 30812 (Nov. 26, 2013) (order); In the Matter of Medley Capital Corporation, et al., Investment Company Release Act Nos. 30234 (Oct. 16, 2012) (notice) and 30262 (Nov. 14, 2012) (order); In the Matter of Saratoga Investment Corp., et al., Investment Company Act Release Nos. 30145 (July 23, 2012) (notice) and 30171 (Aug. 20, 2012) (order); In the Matter of Fidus Investment Corporation, et al., Investment Company Release Act Nos. 29974 (Mar. 1, 2012) (notice) and 30012 (Mar. 27, 2012) (order); In the Matter of PennantPark Investment Corporation, et al., Investment Company Act Release Nos. 29665 (May 6, 2011) (notice) and 29686 (June 1, 2011) (order); and In the Matter of Fifth Street Finance Corp., et al., Investment Company Act Release Nos. 29500 (Nov. 18, 2010) (notice) and 29526 (Dec. 14, 2010) (order).

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IV.	EXHIBIT LIST

The following documents are annexed to this Application as Exhibits and are incorporated by reference.

Exhibit A            Verification Required by Rule 0-2(d)

Exhibit B            Resolution Authorizing Application

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V.	AUTHORIZATIONS REQUIRED BY RULE 0-2

All requirements for the execution and filing of this Application have been complied with and the persons executing and filing this Application are fully authorized to do so. The Board of Directors of the Company, on behalf of the Company, authorized the filing of this Application pursuant to the resolutions attached as Exhibit B.  The General Partner, on behalf of Stellus SBIC, authorized the filing of this Application and all actions necessary to authorize the filing of this Application have been taken.  The managing partner of the Adviser, on behalf of the Adviser, authorized the filing of this Application and all actions necessary to authorize the filing of this Application have been taken.  The manager of the General Partner, on behalf of the General Partner, authorized the filing of this Application and all actions necessary to authorize the filing of this Application have been taken. The person executing the Application on behalf of the Company and the Adviser states that he has duly executed the attached Application for and on behalf of the Company and the Adviser; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize the execution and filing of the Application have been taken. The person executing the Application on behalf of Stellus SBIC and the General Partner states that he has duly executed the attached Application for and on behalf of Stellus SBIC and the General Partner; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize the execution and filing of the Application have been taken.

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Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have signed this Application on the 1st day of April 2014.

Stellus Capital Investment Corporation

By:	/s/ Robert T. Ladd

	Name:	Robert T. Ladd
	Title:	President and Chief Executive Officer

Stellus Capital SBIC LP

By:	Stellus Capital SBIC GP, LLC, its general partner

By:	/s/ Dean D’Angelo

	Name:	Dean D’Angelo
	Title:	Manager

Stellus Capital SBIC GP, LLC

By:	/s/ Dean D’Angelo

	Name:	Dean D’Angelo
	Title:	Manager

Stellus Capital Management, LLC

By:	/s/ Robert T. Ladd
	Name:	Robert T. Ladd
	Title:	Managing Partner

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached exemptive application dated April 1, 2014 for and on behalf of Stellus Capital Investment Corporation (the “Company”); that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he has duly executed the attached exemptive application for and on behalf of Stellus Capital Management, LLC, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert T. Ladd
Name:	Robert T. Ladd
Date:	April 1, 2014

VERIFICATION

The undersigned states that he has duly executed the attached exemptive application dated April 1, 2014 for and on behalf of Stellus Capital SBIC LP and Stellus Capital SBIC GP, LLC, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Dean D’Angelo
Name:	Dean D’Angelo
Date:	April 1, 2014

EXHIBIT B

Resolution of the Board of Directors of Stellus Capital Investment Corporation

WHEREAS, the Board of Directors has reviewed the Company’s Modified Asset Coverage Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from sections 18(a) and 61(a) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Approved by unanimous written consent of the Board of Directors on December 10, 2013)